SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: January 29, 2025

List of Materials

Documents attached hereto:

i) Press release: Sony Group’s New Management Structure (Change of CEO and Representative Corporate Executive Officer)

January 29, 2025

Sony Group Corporation

Sony Group’s New Management Structure
(Change of CEO and Representative Corporate Executive Officer)

Sony Group Corporation (“Sony”) approved a new management structure effective April 1, 2025 at a meeting of its Board of Directors held today, and announced changes in the appointment and titles of Representative Corporate Executive Officers as follows. For further details of the new management structure including other executive appointments, please also refer to the attached press release.

1.	Reason for Changes Transition to a new management structure aimed at Sony Group’s long-term growth

2.	Changes in Appointment and Titles of Representative Corporate Executive Officers

Name	New Title	Current Title
Kenichiro Yoshida	Director, Chairman, Representative Corporate Executive Officer	Director, Chairman and CEO, Representative Corporate Executive Officer
Hiroki Totoki	Director, President and CEO, Representative Corporate Executive Officer	Director, President, COO and CFO, Representative Corporate Executive Officer
Toshimoto Mitomo (newly appointed)	CSO, Representative Corporate Executive Officer	Executive Deputy President and CSO, Corporate Executive Officer

3.	Biography of Newly Appointed Representative Corporate Executive Officer

Name	Toshimoto Mitomo
Date of Birth	January 6, 1963
Brief Personal History	April 1985 June 2013 June 2019 April 2022 April 2023	Joined Sony SVP, Corporate Executive EVP Senior EVP, Corporate Executive Officer Executive Deputy President and CSO, Corporate Executive Officer (present)
Number of Sony’s Shares Held	154,500 shares (as of the end of December 2024)

4.	Effective Date of Changes

April 1, 2025

News & Information	Sony Group Corporation 1-7-1 Konan, Minato-ku, Tokyo

No. 25-005E

January 29, 2025

Changes to Sony Group’s Management Structure

Hiroki Totoki appointed as President and CEO effective April 1, 2025

Tokyo, Japan – Sony Group Corporation (“Sony”) today announced that Hiroki Totoki, currently Director, Representative Corporate Executive Officer, President, COO and CFO, has been newly appointed as Director, Representative Corporate Executive Officer, President and Chief Executive Officer, effective April 1, 2025. Kenichiro Yoshida, currently Director, Representative Corporate Executive Officer, Chairman and CEO, will become Director, Representative Corporate Executive Officer, Chairman, also effective April 1, 2025. These appointments were proposed by Kenichiro Yoshida to the Nominating Committee, and following deliberation by the Committee, were approved unanimously at the Board meeting held today.

Also effective April 1, 2025, Sony will implement changes to its management structure to clarify management roles according to their responsibilities for the management of the entire Group or of each business, and make further appointments, as outlined below.

In terms of the management structure changes, each of the Chief Executive Officers of the Sony Group’s major businesses will be designated as a “Business CEO”; each of those assisting the CEO who oversees the entire Group’s management, and has responsibility for wide-ranging headquarters functions, will be designated as a “Chief Officer”; and each of the executives in charge of functions at the Group headquarters will be designated as a “Corporate Executive.”

The following Chief Officers have been appointed: Toshimoto Mitomo as Chief Strategy Officer (current position), Tsuyoshi Kodera as Chief Digital Officer (current position), Yasuhiro Ito as Chief People Officer (new position), and Lin Tao as Chief Financial Officer (newly appointed). In addition, in the technology field, Hiroaki Kitano has been appointed as Chief Technology Fellow.

Comment from Kenichiro Yoshida

“To ensure that my succession contributes to Sony’s future long-term growth, I have been in discussion with the Nominating Committee and the Board of Directors for some time. Based on Hiroki Totoki’s contributions to Sony, including his achievements since being appointed as President and COO in April 2023, I proposed to them that he succeed me as CEO this April. I am grateful to the Nominating Committee and the Board for their support of this proposal. Totoki has been a key member of the management team ever since I became President and CEO in April 2018. He spearheaded growth strategies for the Sony Group, such as our investments in content IP and semiconductors, and is a leader capable of shaping our vision and strategy for future growth. Going forward, I will support Totoki as he leads his new management team.”

Comment from Hiroki Totoki

“I am incredibly honored and humbled to have been entrusted with the important role of President and CEO. At the same time, I am looking forward to working as CEO with our approximately 110,000 employees to further evolve and grow Sony. My predecessors as CEO, Kazuo Hirai and Kenichiro Yoshida, have greatly enhanced Sony’s value, and I will do my utmost to further build on this success and pass on an even better Sony to the next generation. At our Corporate Strategy Meeting in May of last year, we newly announced our ‘Creative Entertainment Vision,’ which outlines where we want Sony to be in 10 years, with our Purpose as the guiding principle. Our greatest driver in achieving this is the diversity of our businesses and people, which is part of Sony’s DNA, and our boundary spanners that transcend organizational barriers and organically connect that diversity to create new value. Together with our employees, creators, partners, and our new leadership team, I will work to create a bright future filled with a boundless sense of Kando (emotion).”

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Comment from Yoshihiko Hatanaka, Chair of the Board and Chair of the Nominating Committee

“As CEO, Kenichiro Yoshida has led Sony’s evolution and growth through the establishment of Sony’s Purpose and implementation of management initiatives centered around a ‘Creation Shift.’ We are extremely grateful for his significant contributions. Hiroki Totoki has served as CFO since 2018 and as President, COO and CFO from 2023, and the Board of Directors highly values his achievements and leadership driving Sony’s growth strategies, together with current CEO Yoshida. The Nominating Committee is continuously discussing succession plans for the management team and Totoki was evaluated as a strong candidate for CEO. With Yoshida’s proposal, the Committee conducted a multifaceted review, and the Board, taking into consideration the views of the Committee, today unanimously approved Totoki’s appointment as President and CEO. The Board will fully support the new management team together with Yoshida, who continues as Chairman.”

Sony Group Corporation Management Structure (as of April 1, 2025)*

[Those of equal rank are listed in order of appointment / changes to titles or areas of responsibility are underlined]

Kenichiro Yoshida	Chairman
Representative Corporate Executive Officer

Hiroki Totoki	President and CEO
Representative Corporate Executive Officer

[Business CEOs]

Rob Stringer	Officer in charge of Music Business (Global)
Chairman, Sony Music Group
CEO, Sony Music Entertainment

Shunsuke Muramatsu	Officer in charge of Music Business (Japan)
President and Representative Director of the Board, CEO, Sony Music
Entertainment (Japan) Inc.

Jon Platt	Officer in charge of Music Publishing (Global)
Chairman and CEO, Sony Music Publishing

Kimio Maki	Officer in charge of Entertainment, Technology & Services Business
Representative Director, President and CEO, Sony Corporation

Toshihide Endo	Director, President & CEO, Representative Corporate Executive Officer,
Sony Financial Group Inc.

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Ravi Ahuja	Officer in charge of Pictures Business
President and CEO, Sony Pictures Entertainment Inc.

Shinji Sashida	Officer in charge of Imaging & Sensing Solutions Business
(Newly appointed)	Representative Director, President and CEO, Sony Semiconductor Solutions Corporation

Hideaki Nishino	Officer in charge of Game & Network Services Business
(Newly appointed)	President and CEO, Sony Interactive Entertainment

Hermen Hulst	Officer in charge of Game Studio Business
(Newly appointed)	CEO, Studio Business Group, Sony Interactive Entertainment

[Chief Officers]

Toshimoto Mitomo	Chief Strategy Officer (CSO)
Representative Corporate Executive Officer
Officer in charge of Legal, Compliance, Privacy, Intellectual Property, Business
Strategy, Sustainability, External Relations, Business Incubation Platform, Creative Platform and Mobility Business

Tsuyoshi Kodera	Chief Digital Officer (CDO)
Corporate Executive Officer
Officer in charge of Digital & Technology Platform (Digital Transformation Strategy, Information Systems, Information Security and Advanced Technology), R&D, Technology Strategy and Quality Management

Yasuhiro Ito	Chief People Officer (CPO)
Corporate Executive Officer
Officer in charge of Human Resources, General Affairs, the Corporate Executive Office and Lead of Group Diversity, Equity & Inclusion

Lin Tao	Chief Financial Officer (CFO)
(Newly appointed)	Corporate Executive Officer
Officer in charge of Corporate Planning and Control, Corporate Strategy, Accounting, Tax, Finance, IR, Disclosure Controls, Risk Control, Internal Audit and SOX 404

[Chief Technology Fellow]

Hiroaki Kitano	Chief Technology Fellow
(Newly appointed)

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[Corporate Executives]

Karen L. Halby	Senior Vice President
President, Sony Corporation of America

Hirotoshi Korenaga	Senior Vice President
In charge of Accounting

Sadahiko Hayakawa	Senior Vice President
In charge of Finance and IR

Naoya Horii	Senior Vice President
In charge of Corporate Planning and Control,
Disc Manufacturing Business and Storage Media Business

Kaori Takezawa	Senior Vice President
In charge of Legal, Compliance, Privacy and External Relations

Robert Lawson	Senior Vice President
In charge of Corporate Communications

Yoshinori Matsumoto	Senior Vice President
In charge of Technology Strategy, Quality Management, Business Incubation
Platform (Engineering) and Digital & Technology Platform (Advanced Technology)
Executive Deputy President, Sony Corporation

Kazuo Kii	Senior Vice President
(Newly appointed)	Sony Group China Representative
Executive Deputy President, Sony Corporation

Additionally, there will be the following changes among the current Sony Group Corporation executives (with respect to all, the date of retirement is at the end of March, 2025, and the date of appointment is effective April 1, 2025).

Terushi Shimizu will retire from the position of Senior Executive Vice President and be appointed Director and Chairman of Sony Semiconductor Solutions Corporation; Kazushi Ambe will retire as Senior Executive Vice President and Corporate Executive Officer, while continuing to serve as President of Sony University to foster the next generation of business leaders; and Naomi Matsuoka will retire as Senior Vice President and is scheduled to be newly appointed Executive Vice President of Sony Bank Inc. Shiro Kambe, currently Senior Executive Vice President and Corporate Executive Officer, and Hisashi Tamai, Senior Vice President, will retire at the end of March 2025.

* Scheduled as of January 29, 2025

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